Exhibit (k)(iii)

FEE WAIVER AGREEMENT

This Fee Waiver Agreement (the “Agreement”) is made as of the 2nd day of December, 2024, by and between MADISON COVERED CALL & EQUITY STRATEGY FUND (the “Fund”), a Delaware statutory trust, as may be amended from time to time, and XA INVESTMENTS LLC (“XAI”), a Delaware limited liability company with its principal place of business at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654.

WITNESSETH:

WHEREAS, XAI renders services to the Fund pursuant to the terms and provisions of an Investor Support Services and Secondary Market Services Agreement between the Fund and XAI dated as of December 2, 2024, as may be amended from time to time (the “Investor Support Services Agreement”);

WHEREAS, XAI desires to waive the fee payable pursuant to the Investor Support Services Agreement, pursuant to the terms and provisions of this Agreement, and the Fund desires to allow XAI to implement such waiver; and

WHEREAS, the Fund and XAI have determined that it is appropriate and in the best interests of the Fund and its shareholders to enter into this Agreement by which XAI shall waive the fee payable pursuant to the Investor Support Services Agreement, and, therefore, have entered into this Agreement for the time period specified herein.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.      TERM. This Agreement shall become effective as of the date first written above and shall continue for a term ending on December 2, 2026 (the “Term”).

2.      FEE WAIVER. XAI hereby agrees to waive the entire shareholder servicing fee due to it under Section 5(a) of the Investor Support Services Agreement for the Term.

3.      NO REIMBURSEMENT OR RECOUPMENT OF FEES. The amount waived pursuant to Section 2 of this Agreement shall not be subject to reimbursement or recoupment.

4.      TERMINATION. This Agreement will remain in effect for the Term, unless sooner terminated with the written consent of XAI and Board of Trustees of the Fund. This Agreement will automatically terminate if the Investor Support Services Agreement is terminated, with such termination effective upon the effective date of the Investor Support Services Agreement’s termination.

5.      ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.      SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder of this Agreement shall not be affected thereby.

7.      GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed in a manner that is inconsistent with the Investment Company Act of 1940, as amended (the “1940 Act”), the Investment Advisers Act of 1940, as amended, or the rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, having a counterpart in or otherwise derived from the terms and provisions of the Investor Support Services Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such agreement or the 1940 Act.

8.      COUNTERPARTS; ELECTRONIC SIGNATURES. This Agreement may be executed in one or more counterparts and by exchange of original and/or electronic (PDF and/or DocuSign) signature pages, all of which shall be considered but one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

MADISON COVERED CALL & EQUITY STRATEGY FUND	XA INVESTMENTS LLC

By:	By:
Name:	Name:
Title:	Title:

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